Exhibit 99.1

To the Management and Board of Aurinia Pharmaceuticals Inc.,

As you know, ILJIN SNT Co., Ltd. (“ILJIN”) is a long-standing investor of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”), with its first investment in Isotechnika (later merged with Aurinia) dating back to 2010.

During the past 14 years, ILJIN has supported Aurinia’s efforts to secure FDA approval for Lupkynis, and company’s sales and marketing efforts for Lupkynis, as well as the Company’s growth plan. Despite ILJIN’s support and constructive suggestions to further the Company’s objectives, the management’s performance has proven to be extremely disappointing and ILJIN’s feedback has been ignored.

Even after Aurinia secured FDA approval for Lupkynis, ILJIN and Aurinia’s shareholders have suffered due to the Company’s continued lack of performance. This trend has only intensified following the Company’s announcement of its FY 2023 earnings and the conclusion of its strategic review (conducted with JPMorgan) on February 15, 2024. Since the announcement, Aurinia’s stock price has plummeted by a staggering 40%. As a result, the Company’s shares are now trading essentially at the same price level as they were prior to Lupkynis’ FDA approval 5 years ago, thereby causing shareholders to suffer substantial losses on their investments.

Further, it is uncertain whether the Company’s performance can be significantly improved at any time under the current management teams. Aurinia’s Lupkynis is the only FDA-approved oral drug for LN patients in the market, and the drug’s efficacy has proven to be excellent. Moreover, Lupkynis is viewed as more effective vis-à-vis alternative treatments. Notwithstanding such advantages, during the past three years, the number of patients prescribed Lupkynis and the Company’s net revenues have been gravely disappointing, with only two thousand patients on Lupkynis as of December 31, 2023 for the millions spent by Aurinia on marketing. Not surprisingly, Aurinia has never been able to report positive operating income in any fiscal period since inception and reported a net loss of $78 million in the most recent fiscal year. At the same time and in the face of such dismal performance, the Board has continued to reward management with shockingly large compensation packages, including granting the Company’s senior management nearly $7.5 million worth of RSUs (of which Mr. Greenleaf received nearly $3.4 million) just days after the February earnings release.

Company management recently announced its decision to shut down its AUR 200 and AUR 300 development programs after having spent huge sums of money on the programs. Apart from the negative implications for the Company’s growth potential, the decision has also driven additional stock market losses to the Company and its shareholders.

It is now time for a change. Company management has consistently failed to demonstrate its ability to turn around the Company’s performance. There needs to be a serious revamp of the Company’s management. Aurinia is in need of a management team that can increase Lupkynis’ sales significantly over the coming years and at the same time, formulate and implement a new growth plan and strategy. On the cost side, the Company has no choice but to undertake a radical restructuring so that spending going forward can be rationalized. In addition, given the Company’s extended lack of performance, the Company’s compensation program should be reformed such that a substantial portion of the compensation for management and board members is based on the Company’s performance, in order to ensure that management and board members’ interests are sufficiently aligned with those of shareholders.

In sum, ILJIN believes changes to the Company’s management and board are long overdue, so that Aurinia’s value in the market may be restored and begin to grow. In this regard, we call on company management and the board to take immediate action to implement ILJIN’s strategy set forth in this letter.

ILJIN SNT Co., Ltd.